-As filed with the Securities and Exchange Commission on August 22, 2006

Registration Nos. 811-21258

005-79431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 – Final Amendment)

MERCANTILE LONG-SHORT MANAGER FUND LLC

(Name of Subject Company (Issuer))

MERCANTILE LONG-SHORT MANAGER FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

Mercantile Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

March 1, 2006

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $806,122.69 (a)	Amount of Filing Fee: $107.000 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $267.50

Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 005-79431

Filing Party: Mercantile Long-Short Manager Fund LLC

Date Filed: March 1, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 1, 2006, (the “Schedule TO”) by Mercantile Long-Short Manager Fund LLC (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase, dated March 1, 2006 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase an amount of Interests or portions of Interest up to 5% of the net assets of the Company tendered by the Members at a price equal to the net asset value as of June 30, 2006. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits B and C, respectively.

The Offer terminated at 5:00 p.m., Eastern time, on March 31, 2006 (the “Expiration Date”). Pursuant to the Offer, $802, 122.69 of the Interests was tendered and accepted by the Fund, determined as of June 30, 2006 (the “Valuation Date”).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Mercantile Long-Short Manager Fund LLC

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

August 22, 2006